UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D/A
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 3)

                             Hollinger International Inc.
                                   (Name of Issuer)

                    Class A Common Stock, par value $.01 per share
                            (Title of Class of Securities)

                                     435569 10 8
                        --------------------------------------
                                    (CUSIP Number)

                                Charles G. Cowan, Q.C.
                             Vice-President and Secretary
                                    Hollinger Inc.
                                  10 Toronto Street
                                   Toronto, Ontario
                                    Canada M5C 2B7
                                    (416) 363-8721
          -----------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                                    June 14, 1996

          -----------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

          Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          SCHEDULE 13D/A
           CUSIP No. 435569 10 8

               1     NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                     PERSON

                          Hollinger Inc.
               2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                     GROUP*
                                                             a [ ]
                                                             b [ ]
               3     SEC USE ONLY

               4     SOURCE OF FUNDS*

                          OO
               5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
               6     CITIZENSHIP OR PLACE OF ORGANIZATION

                          Canada
                           7   SOLE VOTING POWER
             NUMBER OF               54,391,797
               SHARES      8   SHARED VOTING POWER
            BENEFICIALLY                0
              OWNED BY
                           9   SOLE DISPOSITIVE POWER                EACH
                                    54,391,797             REPORTING
                           10  SHARED DISPOSITIVE POWER               PERSON
                                        0                 WITH
              11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                     REPORTING PERSON
                             54,391,797
              12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                     EXCLUDES CERTAIN SHARES                     [X]
              13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                     (11)
                             69.0%
              14     TYPE OF REPORTING PERSON*

                     HC (Hollinger Inc. is a parent holding
                     company.  See Item 5.
          SCHEDULE 13D/A

           CUSIP No. 435569 10 8

            1   NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                PERSON
                     The Ravelston Corporation Limited
            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                GROUP*
                                                        a [ ]
                                                        b [ ]
            3   SEC USE ONLY
            4   SOURCE OF FUNDS*
                     OO
            5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
            6   CITIZENSHIP OR PLACE OF ORGANIZATION
                     Ontario, Canada
                         7   SOLE VOTING POWER
            NUMBER OF             54,391,797
              SHARES     8   SHARED VOTING POWER
           BENEFICIALLY             0
             OWNED BY
                         9   SOLE DISPOSITIVE POWER               EACH
                                   54,391,797            REPORTING
                         10  SHARED DISPOSITIVE POWER              PERSON
                                    0               WITH
            11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON
                        54,391,797
            12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES                    [X]
            13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                (11)
                        69.0%
            14  TYPE OF REPORTING PERSON*
                HC   (The Ravelston Corporation Limited is a
                     parent holding company.  See Item 4.)

          SCHEDULE 13D/A

           CUSIP No.    435569 10 8

             1   NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                 PERSON
                      Conrad M. Black
             2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         a [ ]
                                                         b [ ]
             3   SEC USE ONLY
             4   SOURCE OF FUNDS*
                      OO
             5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
             6   CITIZENSHIP OR PLACE OF ORGANIZATION
                      Canada

                          7   SOLE VOTING POWER
                                   54,481,397
             NUMBER OF
                          8   SHARED VOTING POWER              SHARES
                                     0           BENEFICIALLY
             OWNED BY     9   SOLE DISPOSITIVE POWER
               EACH                54,481,397
             REPORTING
                          10  SHARED DISPOSITIVE POWER              PERSON
                                     0               WITH
            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                         54,481,397
            12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES                     [ ]
            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                 (11)
                         69.0%
            14   TYPE OF REPORTING PERSON*
                 IN

                          SECURITIES AND EXCHANGE COMMISSION

                                    SCHEDULE 13D/A
                                  (Amendment No. 3)


                    This Schedule 13D/A, Amendment No. 3 (the "Amendment"), amends and restates in its entirety the Schedule 13D of the filing persons dated October 20, 1995, as amended by Amendment No. 1 thereto dated February 7, 1996 and by Amendment No. 2 thereto dated March 7, 1996.

          Item 1.   Security and Issuer.

                    This Schedule relates to the Class A Common Stock, par value $.01 per share (CUSIP Number: 435569 10 8) ("Class A Common Stock"), of Hollinger International Inc., a Delaware corporation formerly named American Publishing Company (the "Issuer"). The Issuer's principal executive office is located at 401 North Wabash Avenue, Chicago, Illinois 60611. There are 58,065,754 shares of Class A Common Stock outstanding.

          Item 2.   Identity and Background.

                    The persons filing this Schedule are Hollinger Inc., The Ravelston Corporation Limited ("Ravelston") and The Hon. Conrad M. Black. Set forth below is certain information relating to these filing persons, and, with respect to Hollinger Inc. and Ravelston, information relating to their respective directors and executive officers:


               Hollinger Inc.

               (a)  Name:          Hollinger Inc.

               (b)  Address:       10 Toronto Street
                                   Toronto, Ontario, Canada  M5C 2B7

               (c)  Principal
                    Business:      Hollinger Inc. is an international
                                   newspaper company, which, directly and
                                   through its subsidiaries and associated
                                   companies (including the Issuer), is
                                   engaged primarily in the publishing,
                                   printing and distribution of newspapers
                                   and magazines in the United Kingdom, the United States, Canada, Australia and
                                   Israel.

               (d),(e) Certain
                    Proceedings:   During the last five years, Hollinger
                                   Inc. has not been the subject of any of
                                   the type of legal proceedings specified
                                   in Items 2(d) and (e) of Schedule 13D.

               (f)  Citizenship:   Hollinger Inc. is a corporation
                                   organized and existing under the laws of Canada.


               Ravelston

               (a)  Name:          The Ravelston Corporation Limited

               (b)  Address:       10 Toronto Street
                                   Toronto, Ontario, Canada  M5C 2B7

               (c)  Principal
                    Business:      Investment holding company.

               (d),(e) Certain
                    Proceedings:   During the last five years, Ravelston
                                   has not been the subject of any of the
                                   type of proceedings specified in Items
                                   2(d) and (e) of Schedule 13D.

               (f)  Citizenship:   Ravelston is a corporation organized and
                                   existing under the laws of the Province
                                   of Ontario, Canada.

               Directors and Executive Officers of Hollinger Inc. and Ravelston (Including Mr. Black):

                    Unless otherwise noted, the business address of each of the individuals listed below is 10 Toronto Street, Toronto, Ontario, Canada M5C 2B7. During the last five years, none of the individuals listed below has been the subject of any of the type of legal proceedings specified in Items 2(d) and (e) of Schedule 13D.

                               Positions with
                               Hollinger Inc.,
                               Ravelston and the      Principal
           Name (Citizenship)  Issuer                 Occupation
           -----------------   -----------------      ----------

           Peter Y. Atkinson   Vice-President,        Vice-President and
           (Canada)            General Counsel and    General Counsel of
                               Director of Hollinger  Hollinger Inc.
                               Inc.

                               Positions with
                               Hollinger Inc.,
                               Ravelston and the      Principal
           Name (Citizenship)  Issuer                 Occupation
           -----------------   -----------------      ----------

           Ralph M. Barford    Director of Hollinger  President of
           (Canada)            Inc.                   Valleydene
                                                      Corporation Limited
                                                      (investment
                                                      company), Suite
                                                      1903, 20 Eglinton
                                                      Avenue West,
                                                      Toronto, Ontario,
                                                      Canada M4R 1K8

           Barbara Amiel       Vice-President,        Journalist; Vice-
           Black               Editorial and          President,
           (Canada)            Director of Hollinger  Editorial of
                               Inc.; Vice-President,  Hollinger Inc.
                               Editorial of the
                               Issuer
           The Hon. Conrad M.  Chairman of the        Chairman of the
           Black, P.C., O.C.   Board, Chief           Board and Chief
           (Canada)            Executive Officer and  Executive Officer
                               a Director of          of Hollinger Inc.
                               Hollinger Inc.,
                               Ravelston and the
                               Issuer
           G. Montegu Black    Director of Hollinger  Chairman and
           (Canada)            Inc.                   President of
                                                      Txibanguan Limited
                                                      (investment holding
                                                      company), 1969
                                                      Leslie Street,
                                                      North York,
                                                      Ontario, Canada M3B
                                                      2M3


           J. A. Boultbee      Vice-President,        Vice-President,
           (Canada)            Finance and Treasury   Finance and
                               and Director of        Treasury of
                               Hollinger Inc. and     Hollinger Inc.
                               Ravelston; Vice-
                               President, Finance
                               and Treasury of the
                               Issuer

                               Positions with
                               Hollinger Inc.,
                               Ravelston and the      Principal
           Name (Citizenship)  Issuer                 Occupation
           -----------------   -----------------      ----------

           Tullio Cedraschi    Director of Hollinger  President and Chief
           (Canada)            Inc.                   Executive Officer
                                                      of CN Investment
                                                      Division, Canadian
                                                      National Railway
                                                      Company (railway
                                                      company), 5 Place
                                                      Ville Marie, Suite
                                                      1515, Box 11002,
                                                      Montreal, Quebec,
                                                      Canada H3C 4T2

           Dixon S. Chant      Deputy Chairman of     Deputy Chairman of
           (Canada)            the Board and          the Board of
                               Director of Hollinger  Hollinger Inc.
                               Inc., Ravelston and
                               the Issuer
           Daniel W. Colson    Director of Hollinger  Deputy Chairman and
           (Canada)            Inc.; Chief Executive  Chief Executive of
                               of The Telegraph plc   The Telegraph plc
                               and Director of the    (newspaper
                               Issuer                 publishing
                                                      company), 1 Canada
                                                      Square, Canary
                                                      Wharf, London,
                                                      England E14 5DT

           Charles G. Cowan,   Vice-President,        Vice-President and
           Q.C.                Secretary and          Secretary of
           (Canada)            Director of Hollinger  Hollinger Inc.
                               Inc. and Ravelston

           Frederick A.        Controller of          Controller of
           Creasey             Hollinger Inc. and     Hollinger Inc.
           (Canada)            Ravelston; Group
                               Corporate Controller
                               of the Issuer

                               Positions with
                               Hollinger Inc.,
                               Ravelston and the      Principal
           Name (Citizenship)  Issuer                 Occupation
           -----------------   -----------------      ----------

           Pierre Des Marais   Director of Hollinger  President and Chief
           II                  Inc.                   Executive Officer
           (Canada)                                   of UniM dia Inc.
                                                      (newspaper
                                                      publishing
                                                      company), Suite
                                                      3200, 600 de
                                                      Maisonneuve
                                                      Boulevard West,
                                                      Montreal, Quebec,
                                                      Canada H3A 3J2

           Garth H.            Director of Hollinger  Chairman and Chief
           Drabinsky, O.C.     Inc.                   Executive Officer
           (Canada)                                   of Livent Inc.
                                                      (musical theatre
                                                      company)

           Fredrik S. Eaton,   Director of Hollinger  Chairman, Executive
           O.C.                Inc.                   Committee, Eaton's
           (Canada)                                   of Canada Limited
                                                      (retail company),
                                                      15th Floor, 250
                                                      Yonge Street,
                                                      Toronto, Ontario,
                                                      Canada M5B 1C8

           R. Donald           Director of Hollinger  Chairman of the
           Fullerton           Inc.                   Executive
           (Canada)                                   Committee, Canadian
                                                      Imperial Bank of
                                                      Commerce (chartered
                                                      bank), Suite 3620,
                                                      Commerce Court
                                                      West, Toronto,
                                                      Ontario, Canada M5L
                                                      1A2

           Marianne Godwin     Vice President,        Vice President,
                               Strategic and          Strategic and
                               Corporate Development  Corporate
                               of Hollinger Inc.      Development of
                                                      Hollinger Inc.

                               Positions with
                               Hollinger Inc.,
                               Ravelston and the      Principal
           Name (Citizenship)  Issuer                 Occupation
           -----------------   -----------------      ----------

           Allan E. Gotlieb,   Director of Hollinger  Chairman, Burson-
           C.C.                Inc.                   Marsteller, Canada
           (Canada)                                   (public relations
                                                      counsellors), Suite
                                                      5300, Commerce
                                                      Court West,
                                                      Toronto, Ontario
                                                      M5L 1B9

           Henry H. Ketcham    Director of Hollinger  President and Chief
           III                 Inc.                   Executive Officer
           (Canada)                                   of West Fraser
                                                      Timber Co. Ltd.
                                                      (forestry company)

           Robert W. Legg      Treasurer of           Treasurer of
           (Canada)            Hollinger Inc. and     Hollinger Inc.
                               Ravelston

           F. David Radler     President, Chief       President and Chief
           (Canada)            Operating Officer and  Operating Officer
                               Director of Hollinger  of Hollinger Inc.,
                               Inc. and the Issuer;   1827 West 5th
                               President and          Avenue, 2nd Floor,
                               Director of Ravelston  Vancouver, British
                                                      Columbia, Canada
                                                      V6J 1P5

           Maureen J. Sabia    Director of Hollinger  Lawyer, Corporate
           (Canada)            Inc.                   Director and
                                                      President of
                                                      Maureen Sabia
                                                      International
                                                      (consulting
                                                      company)

           Tatiana Samila      Assistant Controller   Assistant
           (Canada)            of Hollinger Inc. and  Controller of
                               Ravelston              Hollinger Inc.

                               Positions with
                               Hollinger Inc.,
                               Ravelston and the      Principal
           Name (Citizenship)  Issuer                 Occupation
           -----------------   -----------------      ----------

           Peter G. White      Director of Hollinger  Chairman of the
           (Canada)            Inc.; Executive Vice-  Board of UniM dia
                               President and          Inc. (newspaper
                               Director of Ravelston  publishing company)



          Item 3.   Source and Amount of Funds or Other Consideration.

                    Pursuant to a Share Exchange Agreement dated as of July 19, 1995 between the Issuer and Hollinger Inc., which is incorporated by reference herein as Exhibit 2, Hollinger Inc. acquired 33,610,754 shares of the Issuer's Class A Common Stock (the "Class A Shares") and 739,500 shares of non-voting Series A Redeemable Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Shares"), on October 13, 1995 in connection with a corporate reorganization of the international newspaper interests of Hollinger Inc. and the Issuer (the "Reorganization"). The Class A Shares and the Series A Preferred Shares were issued to Hollinger Inc. in exchange for all of the outstanding ordinary share capital of DT Holdings Limited ("DTH"). At closing, Hollinger Inc. and the Issuer entered into the DTH/FDTH Preference Share Agreement which requires the Issuer to compensate Hollinger Inc. for its potential liability to holders of certain preference shares of DTH and its subsidiary First DT Holdings Limited ("FDTH") pursuant to Hollinger Inc.'s existing credit support commitments, which could be affected by future actions taken by Hollinger Inc., the Issuer, DTH and FDTH.

                    Hollinger Inc. beneficially owns 14,990,000 shares of the Issuer's Class B Common Stock, par value $.01 per share (the "Class B Shares"). The Class B Shares were issued to Hollinger Inc. in May 1994 in connection with a recapitalization effected by the Issuer concurrently with the initial public offering of its Class A Common Stock. The Class B Shares were issued to Hollinger Inc. in consideration for (i) the conversion of $44,500,000 in intercompany indebtedness owed by the Issuer to Hollinger Inc., (ii) the conversion of the common stock of the Issuer then held by Hollinger Inc. (which represented 100% of the Issuer's common stock at that time) and (iii) the transfer of Hollinger Inc.'s 99.3% interest in Jerusalem Post Publications Limited.

                    In May 1994, Conrad Black Capital Corporation acquired 9,600 shares of Class A Common Stock for cash. Mr. Black is the sole shareholder and Chairman of Conrad Black Capital Corporation. In addition, Mr. Black has been granted options to purchase 80,000 shares of the Issuer's Class A Common Stock pursuant to the Issuer's 1994 Stock Option Plan.

          Item 4.   Purpose of Transaction.

                    Hollinger Inc. currently owns shares of both classes of the Issuer's Common Stock representing approximately 88% of the combined voting power of such classes (without giving effect to any conversion of the Series A Preferred Shares). As a result, Hollinger Inc. is in a position to control the outcome of substantially all actions of the Issuer requiring stockholder approval, including the election of the entire Board of Directors of the Issuer. Subject to the fiduciary responsibilities of the directors of the Issuer to all stockholders and the terms of certain agreements defining the ongoing relationships between Hollinger Inc. and the Issuer, Hollinger Inc., through its ability to control the outcome of any election of directors, is able to direct management policy, strategic direction and financial decisions of the Issuer.

                    Ravelston effectively controls Hollinger Inc. through its direct or indirect control or direction over 46.4% of the outstanding common shares of Hollinger Inc. This percentage includes Hollinger Inc. common shares held by the Ravelston Trust and the following direct and indirect subsidiaries of Ravelston:
          Argus Corporation Limited, 176264 Canada Limited, 2753430 Canada Limited, 176268 Canada Limited and 176295 Canada Limited. The Ravelston Trust was formed pursuant to a Trust Agreement dated as of October 31, 1991 among Ravelston, the Canadian Imperial Bank of Commerce ("CIBC") and Mr. Black, J. A. Boultbee and R. Geoffrey Browne, as trustees (the "Trustees"). The Trustees have granted Ravelston an irrevocable proxy to vote all of the Hollinger Inc. common shares held by the Ravelston Trust as long as the Ravelston Trust holds such common shares. As the holder of 100 units of the Ravelston Trust, Ravelston has the right to direct the disposition of 100 of the Hollinger Inc. common shares held by the Ravelston Trust. As the holder of the remaining 5,531,915 units of the Ravelston Trust, CIBC has the right to direct the disposition of 5,531,915 of the Hollinger Inc. common shares held by the Ravelston Trust. Conrad Black Capital Corporation holds 65.3% of the common shares of Ravelston. Mr. Black is the sole shareholder and Chairman of Conrad Black Capital Corporation.

                    As a result of the performance of their duties as directors and officers of the Issuer, certain directors and officers of Hollinger Inc. and Ravelston, including Mr. Black, expect to have continually under consideration various plans or proposals which may relate to or might result in one or more of the matters described in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Any such plans or proposals would, however, be subject to consideration and approval by the Board of Directors of the Issuer.

                    On April 24, 1996, the Board of Directors of the Issuer announced a recommended proposal by the Issuer to acquire all of the outstanding ordinary shares of The Telegraph plc ("The Telegraph") not presently controlled by the Issuer (the "Telegraph Minority Shares"). The consideration to be paid to the holders of the Telegraph Minority Shares would consist of (i) cash of 5.60 ($8.68 as of May 31, 1996) per share; (ii) a special cash dividend of 10p ($0.15 as of May 31, 1996) per share; (iii) a contingent cash payment to be made by FDTH if The Telegraph's approximate 25% interest in John Fairfax Holdings Limited is sold within two years at a price in excess of a specified amount; and (iv) an option to purchase new preference shares of The Telegraph. In addition, outstanding Telegraph options, to the extent permitted by their terms, will become vested and paid in cash as part of the transaction. The total consideration payable by the Issuer (including the special dividend to be paid to the holders of The Telegraph Minority Shares and the net amount payable in respect of outstanding Telegraph options but not the contingent cash payment) is estimated at approximately $453 million as of May 31, 1996. The acquisition will be affected by means of a "scheme of arrangement" under Section 425 of the Companies Act 1985 of Great Britain (the "Scheme"). As a result, The Telegraph would become an indirect wholly owned subsidiary of the Issuer. Consummation of the Scheme will require the approval of a majority in number, representing three-fourths in value, of the holders of the Telegraph Minority Shares present and voting at meetings of The Telegraph's shareholders, as well as the approval of an English court. It is presently expected that the Scheme, if approved, would become effective on July 31, 1996 and payment of the cash consideration to holders of Telegraph Minority Shares and the special dividend to all holders of Telegraph shares (including Issuer subsidiaries) would be made on or about August 8, 1996.

                    The Issuer has entered into definitive agreements with certain financial institutions for short-term bank credit facilities and bridge financing in the aggregate amount of approximately $600 million to provide the necessary financing for the Scheme and to repay outstanding indebtedness of The
          Telegraph.

                    On May 24, 1996, a wholly owned subsidiary of Hollinger Inc. purchased from a subsidiary of Power Corporation of Canada ("Power") the 16,349,743 common shares (the "Power Shares") of Southam Inc. ("Southam") held by Power, representing approximately 21.5% of Southam's outstanding common shares, at a price of Cdn.$18 per share. This purchase increases the Issuer's and Hollinger Inc.'s combined holdings in Southam to approximately 41% of Southam's outstanding common shares, including 19.5% which is currently held indirectly by the Issuer. The Issuer will have the right to acquire a substantial equity interest in the subsidiary company which purchased the Power Shares. Hollinger Inc. intends to further increase its holdings in Southam through permissible off-market transactions to or above 50% of Southam's outstanding common shares and may also, subject to market and other conditions, seek to acquire all Southam common shares not owned or controlled by Hollinger Inc. or the Issuer through an offer of the Issuer's Class A common stock or securities convertible into or exchangable for such stock.

                    The purchase of the Power Shares was financed by the Issuer through a short-term bank credit facility (the "Southam Facility") in the amount of Cdn.$300 million between the Issuer and CIBC. The Southam Facility is guaranteed by Hollinger Inc. and matures on November 25, 1996. The funds under the Southam Facility were advanced by the Issuer to a Canadian subsidiary of Hollinger Inc. as an intercompany loan. The Hollinger Inc. guarantee of the Southam Facility is secured by a pledge of the Power Shares, 7,539,028 shares of Class A Common Stock of the Issuer held by Canada Limited and 14,990,000 shares of the Company's Class B Common Stock held by Ontario Limited. Existing registration rights agreements and security agreements entered into by Hollinger Inc. and its Canadian lenders have been amended to reflect the pledges under the Southam Facility. See Item 6.

                    On June 14, 1996 the Issuer filed a registration statement with the Securities and Exchange Commission in connection with a proposed underwritten public offering of 13,000,000 shares of Class A Common Stock, plus an additional 1,950,000 shares that are subject to an over-allotment option to be granted to the underwriters. Concurrently with this equity offering, the Issuer plans to raise approximately $250 million pursuant to an underwritten public offering of securities which will be mandatorily exchangeable into shares of Class A Common Stock in 1999. These offerings are expected to be made in the third quarter of 1996, subject to market conditions. Funds raised from these offerings, to the extent available, would be used to replace or repay portions of the Scheme financing arrangements and to repay a portion of the Southam Facility.

                    In addition, the Issuer has stated its intention that it or a subsidiary will issue approximately $325 million principal amount of debt securities after completion of the equity offering, subject to market conditions and other factors. The Issuer anticipates that proceeds from such this debt offering would be used to repay a portion of the bank indebtedness incurred in connection with the Scheme.

                    In the first quarter of 1996 the Issuer increased its quarterly dividend to $0.10 per share of Common Stock. This dividend is four times greater than the former regular quarterly dividend of $0.025 per share which had been paid since the third quarter of 1994. In its announcement of the dividend, the Board of Directors of the Issuer stated that it believes that the increase in the dividend is warranted by the Issuer's increased financial capacity as a result of the Reorganization and the consummation of recent debt and equity offerings. However, the declaration and payment by the Issuer of future dividends on its Common Stock will depend on the Issuer's results of operations, financial condition and cash requirements, the ability of its United States and foreign subsidiaries (principally The Telegraph plc) to pay dividends and make other payments to the Company under applicable law and subject to restrictions contained in existing and future loan agreements, the preference share terms and other financing obligations to third parties relating to such United States or foreign subsidiaries of the Issuer, as well as foreign and United States tax liabilities with respect to dividends and other payments from those entities, and other factors deemed relevant by the Board of Directors of the Issuer.

                    As stockholders, the filing persons intend to periodically review and evaluate the market for the Issuer's Common Stock, the Issuer's business, prospects and financial condition, general economic conditions and other opportunities available to the filing persons. On the basis of such periodic reviews and evaluations, the filing persons may, subject to certain restrictions imposed by the Share Exchange Agreement and the Lock-up Agreements as described in Item 6 hereof, determine to increase or decrease their investment in the Common Stock through purchases, sales, gifts, or other means of acquisition or disposition. Among other things, Hollinger Inc. may sell a portion of the Class A Shares in a secondary offering or otherwise. The filing persons do not currently anticipate that any sales, if made, would reduce their beneficial ownership to less than 50% of the combined voting power of the Issuer's Class A and Class B Common Stock.


          Item 5.   Interest in Securities of the Issuer.

               Hollinger Inc. and Ravelston

               (a) Amount Beneficially Owned: 54,391,797 shares of Class A Common Stock; 69.0% (calculated pursuant to Rule 13d-
                    3). Comprised of the following: (i) 10,121,726 shares of Class A Common Stock held directly by Hollinger Inc.; (ii) 7,539,028 shares of Class A Common Stock held by 3184081 Canada Limited ("Canada Limited"), a wholly owned subsidiary of Hollinger Inc.; (iii) 15,950,000 shares of Class A Common Stock held by

                    1159670 Ontario Limited ("Ontario Limited"), an indirect wholly owned subsidiary of Hollinger Inc.;
                    (iv) 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock held by Ontario Limited; and (v) at an initial conversion price of $14.00 per share, 5,791,043 shares of Class A Common Stock that may be acquired at any time by the conversion of 739,500 shares of Series A Preferred Stock held directly by Hollinger Inc. (taking each share of Series A Preferred Stock at Cdn.$146.625 and assuming an exchange rate of $1.00 per Cdn.$1.3374, as in effect on October 13, 1995, the date on which such shares were acquired). The number of shares of Class A Common Stock into which the Series A Preferred Shares may be converted will fluctuate from time to time based on changes in the conversion rate and/or exchange rate. Through its relationship with Hollinger Inc. described in Item 4 hereof, Ravelston may be deemed to beneficially own all of the securities of the Issuer that are held by Hollinger Inc. and its subsidiaries.

               (b) Voting Power; Dispositive Power: Hollinger Inc. has the sole power to vote or to direct the vote of and to dispose of or direct the disposition of 54,391,797 shares of Class A Common Stock. Through its relationship with Hollinger Inc. described in Item 4 hereof, Ravelston may also be deemed to have the sole power to vote or to direct the vote of these shares.

               (c)  Not applicable.

               (d) Right to Receive Dividends or Proceeds: Canada Limited and Ontario Limited have the right to receive the dividends from or the proceeds from the sale of the securities which they hold. The shares of Class A Common Stock held by Canada Limited constitute 13.0% of the outstanding shares of Class A Common Stock. The shares of Class A and Class B Common Stock held by Ontario Limited constitute 42.4% of the outstanding shares of Class A and Class B Common Stock.

               (e)  Not applicable.

                    The amount and percentage of Class A Common Stock beneficially owned by Hollinger Inc. and Ravelston exclude 89,600 shares of Class A Common Stock beneficially owned by Mr. Black. Pursuant to Rule 13d-4, Hollinger Inc. and Ravelston hereby expressly disclaim beneficial ownership of such shares.

               Directors and Executive Officers of Hollinger Inc. and Ravelston (Other Than Mr. Black):

                    Except as described below, the directors and executive officers of Hollinger Inc. and Ravelston (other than Mr. Black) do not beneficially own any shares of Class A Common Stock. Barbara Amiel Black, Mr. Black's wife, disclaims beneficial ownership of any shares of Class A Common Stock beneficially owned by Mr. Black.

                                          Number of Shares of
                           Name           Class A Common Stock
                                          Beneficially Owned*

                  J. A. Boultbee                    6,000
                  Dixon S. Chant                    17,500
                  Charles G. Cowan, Q.C.            6,000
                  F. David Radler                   29,600

               * Includes shares subject to presently exercisable options or options exercisable within 60 days of June 14, 1996 under the Issuer's 1994 Stock Option Plan as follows: Mr. Boultbee, 6,000 shares; Mr. Chant, 10,000 shares; Mr. Cowan, 6,000 shares; and Mr. Radler, 20,000 shares.

               Mr. Black

               (a) Amount Beneficially Owned: 54,481,397 shares of Class A Common Stock; 69.0% of class (calculated pursuant to Rule 13d-3). Comprised of the following: (i) 54,391,797 shares of Class A Common Stock beneficially owned by Hollinger Inc. and Ravelston; (ii) 9,600 shares of Class A Common Stock held by Conrad Black Capital Corporation; and (iii) 80,000 shares of Class A Common Stock that may be acquired by Mr. Black upon the exercise of all outstanding options held by him, whether or not presently exercisable or exercisable within 60 days of June 14, 1996.

               (b) Voting Power; Dispositive Power: Through his relationships with Hollinger Inc., Ravelston and Conrad Black Capital Corporation described in Item 4 hereof, and through his personal holdings, Mr. Black may be deemed to have the sole power to vote or to direct the vote of and to dispose of or direct the disposition of 54,481,397 shares of Class A Common Stock.

               (c)  Not applicable.

               (d)  Not applicable.

               (e)  Not applicable.


          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

                    The Issuer's Restated Certificate of Incorporation, as amended, provides that holders of Class B Common Stock are entitled to ten votes per share and holders of Class A Common Stock are entitled to one vote per share. The holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters on which stockholders may vote, except when class voting is required by applicable law or on a vote to issue or increase the authorized number of shares of Class B Common Stock. Dividends must be paid on both the Class A Common Stock and the Class B Common Stock at any time dividends are paid on either.

                    Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and is transferable by Hollinger Inc. to a subsidiary or an affiliate. In addition, each share of Class B Common Stock is automatically convertible into a share of Class A Common Stock at the time it is sold, transferred or otherwise disposed of by Hollinger Inc. or a subsequent permitted transferee to any third party (other than a subsidiary or an affiliate of Hollinger Inc. or such subsequent permitted transferee) unless such purchaser or transferee offers to purchase all shares of Class A Common Stock from the holders thereof for an amount per share equal to the amount per share received by the holder of the Class B Common Stock (a "Permitted Transaction").

                    Notwithstanding the foregoing paragraph, any holder of Class B Common Stock may pledge his or its shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to or registered in the name of the pledgee and shall remain subject to the transfer restrictions described in the foregoing paragraph. In the event that shares of Class B Common Stock are so pledged, the pledged shares shall not be converted automatically into Class A Common Stock. However, if any such pledged shares become subject to any foreclosure, realization or other similar action of the pledgee, they shall be converted automatically into shares of Class A Common Stock unless they are sold in a Permitted Transaction.

                    The Issuer's Restated Certificate of Incorporation, as amended, also provides that no sale, transfer or other disposition of the Series A Preferred Shares shall be valid unless made to a subsidiary or affiliate of Hollinger Inc. or unless the Issuer, by resolution adopted by its Board of Directors, shall first have consented to the proposed transfer and approved the proposed transferee (the "Series A Transfer Restriction"). Notwithstanding the foregoing sentence, any holder of Series A Preferred Shares may pledge such shares to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness or other obligations due to the pledgee, provided that such shares shall remain subject to, and upon foreclosure, realization or other similar action by the pledgee, shall be transferred only in accordance with, the Series A Transfer Restriction.

                    Pursuant to the terms of the Hypothecation of Specific Securities dated October 13, 1995 by Hollinger Inc. in favor of CIBC, a copy of which is attached hereto as Exhibit 3, Hollinger Inc. has pledged the Class A Shares, the Class B Shares and the Series A Preferred Shares to CIBC as collateral security for the obligations of Hollinger Inc. and certain affiliated companies under a Cdn.$117,000,000 demand operating facility and a Cdn.$75,000,000 364-day revolving debt facility (together, the "CIBC Facilities"). The CIBC Facilities require compliance by Hollinger Inc. with certain financial and other covenants and are subject to standard default and other provisions.

                    On February 29, 1996 Hollinger Inc. transferred 15,950,000 Class A Shares and the Class B Shares, subject to the pledge to secure the CIBC Facilities, to Ontario Limited. Pursuant to the terms of a Securities Pledge Agreement dated February 29, 1996 (the "February Securities Pledge Agreement"), a copy of which is attached hereto as Exhibit 7, Ontario Limited has pledged the 15,950,000 Class A Shares held by it as collateral security for its obligations under a Cdn.$90,000,000 Credit Agreement dated February 29, 1996 (the "Credit Agreement") among Ontario Limited, Hollinger Inc., CIBC, as agent for the Lenders, and CIBC, The Toronto-Dominion Bank and The Bank of Nova Scotia (collectively, the "Lenders"). The obligations of Ontario Limited under the Credit Agreement are guaranteed by Hollinger Inc. and certain of its Canadian subsidiaries. The Credit Agreement requires compliance by Hollinger and Ontario Limited with certain financial and other covenants and is subject to standard default and other provisions.

                    On May 24, 1996, in connection with the guarantee (the "Guarantee") by Hollinger Inc., Canada Limited and Ontario Limited of the obligations of the Issuer under the Southam Facility, Ontario Limited and Canada Limited entered into securities pledge agreements with CIBC (the "May Securities Pledge Agreements"), copies of which are attached hereto as Exhibits 9 and 10. Pursuant to these agreements, the 7,539,028 shares of Class A Common Stock held by Canada Limited and the 14,990,000 shares of Class B Common Stock held by Ontario Limited are pledged as security for the guarantee. The Southam Facility contains covenants customary in such transactions and is subject to standard default and other provisions.

                    Certain registration rights agreements, attached hereto as Exhibits 4, 8 and 11, were entered into in connection with the above-described pledges. These agreements provide for registration (either within a certain time period of execution of the registration rights agreement or upon foreclosure) under the Securities Act of 1933, as amended, of the pledged shares of Class A Common Stock and the shares of Class A Common Stock into which other pledged securities are convertible.

                    Under the Share Exchange Agreement, Hollinger Inc. and the Issuer have agreed that if the Issuer proposes to effect a public offering of its equity or equity-linked securities for cash, or to issue equity-linked securities in any acquisition by the Issuer of the stock or assets of an unrelated corporation or entity, at any time during the 24 months following the closing date, the Issuer's efforts to raise capital through such offering shall have priority over any proposal by Hollinger Inc. to effect a public offering or sale of the Issuer's equity securities by Hollinger Inc., unless a majority of the disinterested members of an Independent Committee of the Issuer's Board of Directors shall otherwise agree. For these purposes, an "Independent Committee" means a committee of the Issuer's Board the majority of the members of which are not employees or directors of Hollinger Inc. or employees of the Issuer, or another committee of the Issuer's Board whose membership satisfies any more restrictive requirements of independence of any securities exchange or market in which the Issuer's equity securities are traded or listed. If during such period Hollinger Inc. proposes to sell or otherwise dispose of any shares of Series A Preferred Stock (other than certain transfers to Hollinger Inc. subsidiaries or affiliates and pledges) or to offer or sell publicly any shares of Class A Common Stock held by it or its affiliates, it shall first consult with the Independent Committee so as not to interfere with any planned capital market activities of the Issuer to be undertaken within this period.

                    The Share Exchange Agreement also provides that, until the second anniversary of the closing date, Hollinger Inc. shall not, without the prior approval of the Independent Committee, purchase outstanding shares of Class A Common Stock in the market from time to time except in conformity with applicable rules and regulations of the Securities and Exchange Commission or propose or undertake (or enter into an agreement or commitment to propose or undertake) any transaction or series of transactions that would constitute a Rule 13e-3 transaction (as such term is defined in Rule 13e-3(a)(3) promulgated under the Securities Exchange Act of 1934, as amended) with respect to the Issuer (a "Going Private Transaction") unless Hollinger Inc., as a condition to the consummation of such Going Private Transaction, provides that a majority of the disinterested members of the Independent Committee shall have (i) approved the terms and conditions of the Going Private Transaction and shall have recommended that the Issuer's stockholders vote in favor or accept the terms thereof and (ii) received from its financial advisor a written fairness opinion for inclusion in the proxy or information statement (or other similar disclosure documents) to be delivered to stockholders of the Issuer in connection with the Going Private Transaction.

                    As a preliminary step to the Reorganization described in Item 3 hereof, the HTH Shares (as defined below) were acquired by FDTH. The HTH Shares are currently pledged by Hollinger Inc. in connection with Cdn.$125 million of debentures issued by Hollinger Inc. which are due on November 1, 1998. Pursuant to the Share Exchange Agreement, Hollinger Inc. has agreed that its redemption rights as a holder of the Series A Preferred Shares (and the redemption rights of any subsequent transferee) are conditional upon its delivery to FDTH of clear title to the HTH Shares or common shares of Southam Inc., free of liens, pledges, charges and encumbrances, subject to certain exceptions. For these purposes, "HTH Shares" means FDTH's one-half ownership interest in Hollinger-Telegraph Holdings Inc., a joint venture company through which the Issuer and The Telegraph plc own their interests in Southam Inc. With respect to the Series A Preferred Shares, the Share Exchange Agreement also provides that so long as any of the Series A Preferred Shares are held by Hollinger Inc. or any of its affiliates, the Issuer will not with respect to such shares take any action to effect or approve any reduction in the conversion price, redeem such shares or amend or modify the terms of such shares, unless such action has been approved by a majority of the disinterested members of the Independent Committee.

                    In connection with the offering of the Issuer's Class A Common Stock consummated on February 7, 1996, Hollinger Inc., the Issuer and certain of the directors and officers of the Issuer, including Mr. Black, entered into contractual lock-up agreements (the Lock-Up Agreements") providing that they will not sell, contract to sell or grant any option or warrant to purchase (other than the grant of stock options pursuant to the Issuer's existing employee stock option plan) or otherwise dispose of any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock for a period of 180 days after February 1, 1996, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), other than the shares of Class A Common Stock that were sold in the offering and up to 2,500,000 additional shares of Class A Common Stock that may otherwise be sold by the Issuer. The written consent of Merrill Lynch was obtained prior to the consummation of the transactions effected by the Share Transfer Agreement, the February Securities Pledge Agreement and the May Securities Pledge Agreements.


          Item 7.   Materials to Be Filed as Exhibits.

           Exhibit No.                    Description

                1 Joint Filing Agreement dated October 20, 1995, among Hollinger Inc., The Ravelston
                        Corporation Limited and The Hon. Conrad M.
                        Black, P.C., O.C. (individually and on behalf of Conrad Black Capital Corporation).

                2 Share Exchange Agreement dated as of July 19, 1995 between American Publishing Company and Hollinger Inc. (incorporated by reference to the definitive proxy statement of the Issuer dated September 28, 1995).

                3 Hypothecation of Specific Securities dated October 13, 1995 by Hollinger Inc. in favor of the Canadian Imperial Bank of Commerce.

                4       Letter agreement dated October 13, 1995
                        between Hollinger Inc. and the Canadian
                        Imperial Bank of Commerce.

                5       Letter agreement dated February 5, 1996
                        between Hollinger Inc. and certain
                        underwriters.

                6 Letter agreement dated February 1, 1996 between The Hon. Conrad M. Black, P.C., O.C. and certain underwriters.
                7 Securities Pledge Agreement dated February 29, 1996 by 1159670 Ontario Limited in favor of the Canadian Imperial Bank of Commerce, as agent for certain lenders.

                8 Registration Rights Agreement dated February 29, 1996 among Hollinger Inc., 1159670 Ontario Limited and certain lenders.

                9 Securities Pledge Agreement dated May 24, 1996 by 1159670 Ontario Limited in favor of the Canadian Imperial Bank of Commerce.

                10 Securities Pledge Agreement dated May 24, 1996 by 3184081 Canada Limited in favor of the Canadian Imperial Bank of Commerce.

                11 Letter agreement dated May 24, 1996 among Hollinger Inc., Hollinger International Inc., 1159670 Ontario Limited, 3184081 Canada Limited and the Canadian Imperial Bank of Commerce (omitting Schedules A and B).

                                      SIGNATURE


                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  June 17, 1996

                                        HOLLINGER INC.

                                        By:  /s/  C.G. Cowan
                                            ------------------------
                                             Charles G. Cowan, Q.C.
                                        Title:    Vice-President and
                                                  Secretary


                                        THE RAVELSTON CORPORATION LIMITED


                                        By:  /s/  C.G. Cowan
                                            ---------------------------
                                             Charles G. Cowan, Q.C.
                                        Title:    Vice-President and
                                                  Secretary


                                        By:  /s/  Conrad M. Black
                                            ---------------------------
                                             The Hon. Conrad M. Black,
                                             P.C., O.C., individually and
                                             on behalf of Conrad Black
                                             Capital Corporation

                                        Title:    Chairman of Conrad Black
                                                  Capital Corporation

                                    EXHIBIT INDEX

            Exhibit                  Description
              No.

               1 Joint Filing Agreement dated October 20, 1995, among Hollinger Inc., The Ravelston Corporation Limited and The Hon. Conrad M. Black, P.C., O.C. (individually and on behalf of Conrad Black Capital Corporation) (previously filed).

               2       Share Exchange Agreement dated as of
                       July 19, 1995 between American
                       Publishing Company and Hollinger Inc.
                       (incorporated by reference to the
                       definitive proxy statement of the Issuer dated September 28, 1995).

               3       Hypothecation of Specific Securities
                       dated October 13, 1995 by Hollinger Inc.
                       in favor of the Canadian Imperial Bank
                       of Commerce (previously filed).

               4       Letter agreement dated October 13, 1995
                       between Hollinger Inc. and the Canadian
                       Imperial Bank of Commerce (previously
                       filed).

               5       Letter agreement dated February 5, 1996
                       between Hollinger Inc. and certain
                       underwriters (previously filed).

               6       Letter agreement dated February 1, 1996
                       between The Hon. Conrad M. Black, P.C.,
                       O.C. and certain underwriters
                       (previously filed).

               7       Securities Pledge Agreement dated
                       February 29, 1996 by 1159670 Ontario
                       Limited in favor of the Canadian
                       Imperial Bank of Commerce, as agent for
                       certain lenders (previously filed).

               8       Registration Rights Agreement dated
                       February 29, 1996 among Hollinger Inc.,
                       1159670 Ontario Limited and certain
                       lenders (previously filed).

               9       Securities Pledge Agreement dated May
                       24, 1996 by 1159670 Ontario Limited in
                       favor of the Canadian Imperial Bank of
                       Commerce (filed herewith).

               10      Securities Pledge Agreement dated May
                       24, 1996 by 3184081 Canada Limited in
                       favor of the Canadian Imperial Bank of
                       Commerce (filed herewith).

               11      Letter agreement dated May 24, 1996
                       among Hollinger Inc., Hollinger
                       International Inc., 1159670 Ontario
                       Limited, 3184081 Canada Limited and the
                       Canadian Imperial Bank of Commerce
                       (omitting Schedules A and B) (filed
                       herewith).